Page 1 of 12
                                                         Exhibit Index on Page 2

                                   FORM 11-K

                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934




(Mark One)

  [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934.
             For the fiscal year ended:  December 31, 1999

  OR

  [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
             For the transition period from       to



Commission file number     1- 3208

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        National Service Industries Retirement and 401(k) Plan


  B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

        National Service Industries, Inc.
        1420 Peachtree Street, NE
        Atlanta, Georgia 30309

REQUIRED INFORMATION

The following documents are filed as a part of this report:

1.   Financial Statements


     Plan financial statements prepared in accordance with the financial reporting requirements of ERISA include the following:

     Report of Independent Public Accountants

     Statements of Net Assets Available for Benefits as of December 31, 1999 and 1998

     Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1999

     Notes to Financial Statements

2.   Exhibits
                                                             Sequentially
                                                               Numbered
     The following exhibit is filed with this report:            Page

     23     Consent of Arthur Andersen LLP                        12



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              National Service Industries Retirement
                              and 401(k) Plan


Date: June 28, 2000           By:   National Service Industries, Inc.
                                    Plan Administrator

                              By:    /s/ James S. Balloun
                              Name:  James S. Balloun
                              Title: Chairman and Chief Executive Officer

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                                                                          Page 3

                          National Service Industries
                           Retirement and 401(k) Plan



                              Financial Statements
                        as of December 31, 1999 and 1998
                         Together With Auditors' Report


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator of
National Service Industries
Retirement and 401(k) Plan:


We have audited the accompanying statements of net assets available for benefits of National Service Industries Retirement and 401(k) Plan as of December 31, 1999 and 1998 and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998 and the changes in its net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.




/s/ Arthur Andersen


Atlanta, Georgia
June 8, 2000


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                           NATIONAL SERVICE INDUSTRIES

                           RETIREMENT AND 401(k) PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 1999 AND 1998









                                                    1999              1998

                                                 ----------       -----------
INVESTMENT in NSI DC TRUST,
     at fair value (Notes 2 and 3)               $2,264,925       $1,724,494

REFUNDS PAYABLE:
    Employer                                              0          (11,002)
    Participant                                           0          (11,665)
                                                 ----------       -----------
              Total refunds payable                       0          (22,667)

NET ASSETS AVAILABLE FOR BENEFITS                $2,264,925       $1,701,827
                                                 ==========       ===========








The accompanying notes are an integral part of these statements.

                           NATIONAL SERVICE INDUSTRIES

                           RETIREMENT AND 401(k) PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1999








CONTRIBUTIONS:
   Employer, net of forfeitures                                   $  131,510
   Participant                                                       358,833
                                                                  -----------
            Total contributions                                      490,343

NET GAIN FROM INVESTMENT IN NSI DC TRUST (Note 3)                    126,768

BENEFITS PAID TO PARTICIPANTS                                        (54,013)
                                                                  -----------
NET INCREASE                                                         563,098

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year               1,701,827
                                                                  -----------
NET ASSETS AVAILABLE FOR BENEFITS, end of year                    $2,264,925
                                                                  ===========







The accompanying notes are an integral part of this statement.


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                           NATIONAL SERVICE INDUSTRIES

                           RETIREMENT AND 401(k) PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998



  1.     PLAN DESCRIPTION

The following is a brief description of the National Service Industries Retirement and 401(k) Plan (the "Plan") of National Service Industries, Inc. of Georgia and NSI Enterprises, Inc. (together, the "Employer"). Both National Service Industries, Inc. of Georgia and NSI Enterprises, Inc. are wholly owned subsidiaries of National Service Industries, Inc. ("NSI"). This description is provided for informational purposes only. Participants should refer to the plan agreement for more complete information.

General

The Plan is a defined  contribution  plan  established  under the  provisions of
Section 401(a) of the Internal Revenue Code ("IRC"). The Plan covers nonunion, full-time, salaried employees of the Employer who have attained the age of 20.5 with at least six months of service and who are classified by the Employer as corporate office personnel or treasury function personnel. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Contributions

Participants may elect to contribute between 1% and 10% of before-tax compensation, as defined in the Plan, subject to certain limitations under the IRC. Effective January 1, 2000, the Plan was amended to increase the maximum election deferral percentage to 15%. Effective January 1, 1998, matching contributions are made by the Employer in an amount equal to 50% of the participant's contribution up to 6% of compensation. Additional discretionary amounts, as determined by the board of directors of NSI, may be contributed by the Employer and are allocated to each participant in the same proportion that each participant's annual compensation bears to annual compensation of all participants or at the discretion of the Employer on a per capita basis. No discretionary contributions were made for the year ended December 31, 1999.

Vesting

Participants are always fully vested in their individual contributions. Vesting occurs at 20% for each year of service, as defined, with 100% vesting after five years of service. Nonvested employer contributions are forfeited upon a participant's withdrawal from the Plan and are used to reduce future employer contributions.

Administration

All administrative expenses of the Plan were paid by the Employer during the year ended December 31, 1999.

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                                                                          Page 7

Participants' Accounts

Individual accounts are maintained for each of the Plan's participants to reflect that particular participant's contributions and related employer contributions as well as the participant's share of the Plan's income and any related investment management fees and expenses.

Investment in Master Trust

The Plan's assets are commingled in the National Service Industries, Inc. Defined Contribution Plans Master Trust (the "NSI DC Trust") together with the assets of certain defined contribution plans of other NSI divisions. The investments of the NSI DC Trust are subject to certain administrative guidelines and limitations as to the type and amount of securities held. Certain fund assets are allocated to selected independent investment managers to invest under these general guidelines.

Effective January 1, 1998, INVESCO Trust Company was appointed trustee of the NSI DC Trust.

Investment Options

The separate investment options made available under the Plan may be changed, eliminated, or modified from time to time by the investment committee of the NSI DC Trust. Participants make their investment elections in 5% increments, with changes allowed on a daily basis. Participants may not direct the investment of employer matching or discretionary contributions. These are invested in the NSI Stock Fund discussed below and are presented as nonparticipant-directed in Note 5.

The separate investment options offered by the Plan are as follows:

          o Diversified Equity Fund. This fund is invested in a mutual fund designed to invest in a broad range of common stocks providing capital growth.

          o Stable Value Fund. This is a fixed income fund designed to provide a steady level of current income while focusing on preservation of principal. The majority of the fund's assets are guaranteed investment contracts ("GICs") and synthetic GICs with insurance companies and banks. This fund is managed by INVESCO Trust Company or its affiliates.

          o Balanced Fund. This fund is invested in a commingled fund that invests in a changing mix of high-quality stocks and bonds. The fund is designed to provide capital growth and current income while limiting the risk of principal loss. This fund is managed by INVESCO Trust Company or its affiliates.

          o NSI Stock Fund. This fund is invested in NSI common stock, although it may hold other short-term investments from time to time. A participant may not direct more than 50% of his/her account balance to be invested in this fund.

          o International Fund. This fund is invested in a mutual fund which invests in the stock of non-U.S. companies and is designed to provide long-term growth.

          o Index Fund. This fund is invested in a mutual fund which invests in all of the stocks in the Standard & Poor's 500 Composite Stock Price Index.

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Page 8

          o Small Company Fund. This fund is invested in a mutual fund which invests in small or emerging companies that show potential for increased size and profitability. The fund seeks little or no current income. This mutual fund is managed by INVESCO Trust Company or its affiliates.

          o    Bond Index  Fund.  This fund is invested  in a  collective  trust
               which   invests   in  a   well-diversified   portfolio   that  is
               representative of the domestic investment-grade bond market.

Loans to Participants

The Plan permits loans to participants up to the lesser of 50% of the participant's vested account balance or $50,000. A participant has up to five years to repay the principal and interest, unless the loan is for the purchase of a primary residence, in which case the repayment period will be established at the time the loan is approved. Loan processing fees are charged directly to the participant's account. Interest rates on loans to participants are based on market rates, as determined by the plan administrator. The interest rate as of December 31, 1999 was 9%.

Interest on loans is included in the net gain from investment in the NSI DC Trust and is allocated to each investment fund based on participants' investment elections.

Benefits

A participant or his/her beneficiary is entitled to receive the distribution of his/her vested account balance upon death, disability, retirement (age 65), or other termination of employment. These benefits are payable in a lump-sum amount or can be paid in installments at the participant's election if his/her vested balance is greater than $5,000 and he/she is age 55 or older.

Benefits are payable in cash, except that any portion of a participant's account balance which is invested in the NSI Stock Fund may be distributed in the form of shares of NSI common stock, with fractional shares paid in cash. If the equivalent number of shares to be distributed to a participant is less than 100, then the participant may elect to receive cash instead of shares as his/her distribution.

Hardship   withdrawals  may  be  made  upon  proven  financial   hardship  of  a
participant, as defined in the plan agreement and as approved by the Plan's retirement committee.

Plan Termination

Although the Employer intends for the Plan to be permanent, the Plan provides that the Employer has the right to discontinue contributions or to terminate the Plan at any time. In the event of plan termination, each participant shall be vested in the balance of his/her account and his/her proportionate share of any future adjustments.


  2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounts of the Plan are maintained by the trustee on the cash basis of accounting. The accompanying financial statements have been prepared using the accrual method of accounting by application of memorandum entries. The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

Reclassifications

Statement of Position ("SOP") 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters," eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. SOP 99-3 was adopted for the 1999 plan year, and 1998 financial statement amounts have been reclassified to eliminate the participant-directed investment program disclosures. In addition, unit information presented in the prior year's financial statements has been eliminated in accordance with SOP 99-3.

Investment Valuation

Investments of the NSI DC Trust, except for the GICs, are stated at fair value, as determined by the trustee from quoted market prices. Securities traded on a national exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the plan year are valued at the last reported bid price.

GICs included in the NSI DC Trust are fully benefit-responsive and are therefore carried at contract value (cost plus accrued interest) by the NSI DC Trust in accordance with SOP 94-4, "Reporting of Investment Contracts for Welfare and Pension Plans." At December 31, 1999 and 1998, contract value approximates fair value. At December 31, 1999, the weighted average crediting interest rate was 6.18%. For the year ended December 31, 1999, the annual yield on the GICs held by the NSI DC Trust was 6.4%. For certain of the GICs held by the NSI DC Trust, crediting interest rates may be changed if certain events occur, such as early retirements, plant closings, etc., but in no case are adjusted to a rate less than 0%.

GICs are subject to credit risk based on the ability of the issuers to meet interest or principal payments, or both, as they become due.

Certain GICs included in the NSI DC Trust are synthetic; that is, the NSI DC Trust owns certain fixed income securities, and the contract issuer provides a "wrapper" that guarantees a fixed rate of return and provides benefit responsiveness. At December 31, 1999 and 1998, the fair value of the underlying assets of the synthetic GICs (determined from quoted market prices) was $54,030,000 and $48,749,000, respectively, and the value of the related wrapper contracts was $990,000 and $(1,232,000), respectively.


  3.     NSI DC TRUST

Investment Income

Investment income of the NSI DC Trust for the year ended December 31, 1999 is summarized as follows:

        Interest income                                             $ 4,392,012
        Dividends on NSI common stock                                   492,305
        Net depreciation in fair value of NSI common stock           (3,126,435)
        Net loss from common/collective trusts                         (389,640)
        Net income from mutual funds                                 21,103,949
                                                                    ------------
                      Total investment income                       $22,472,191
                                                                    ============

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Page 10

Net Assets

The net assets of the NSI DC Trust are as follows at December 31, 1999 and 1998:

                                                    1999                 1998
                                              -------------        -------------
        Mutual funds                           $150,101,844         $119,999,722
        Common/collective trusts                 61,734,231           72,307,360
        Guaranteed investment contracts          62,398,546           59,224,919
        NSI common stock                         11,026,746           15,348,609
        Loans receivable from participants        7,942,464            7,590,683
        Cash equivalents                          4,873,957                    0
                                              -------------        -------------
                                                298,077,788          274,471,293
        Accrued investment income                    23,712                6,608
        Adjustments for pending trades              219,969               19,658
        Accrued expenses and other                  (28,248)                   0
                                              -------------        -------------
        Net assets                             $298,293,221         $274,497,559
                                              =============        =============

The allocation of the net assets of the NSI DC Trust to participating plans is based on participant units and is as follows as of December 31, 1999 and 1998:

                                                          1999                       1998
                                                   Amount      Percent        Amount      Percent
                                              ---------------------------------------------------
National Service Industries Retirement and
    401(k) Plan                                $  2,264,925     0.76%     $  1,724,494     0.63%
All other plans                                 296,028,296    99.24       272,773,065    99.37
                                              ---------------------------------------------------
              Total                            $298,293,221   100.00%     $274,497,559   100.00%
                                              ===================================================


Investment in NSI Common Stock

As of December 31, 1999 and 1998, approximately 3.7% and 5.6%, respectively, of the NSI DC Trust's net assets were invested in the common stock of NSI, a party in interest to the Plan.


  4.     TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated October 25, 1995 stating that the Plan was designed in accordance with plan design requirements as of that date. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and that the related trust was tax-exempt as of December 31, 1999 and 1998.

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                                                                         Page 11

  5.     NONPARTICIPANT-DIRECTED FUND INFORMATION

The  following   represents  the  net  assets  available  for  benefits  of  the nonparticipant-directed portion of the plan as of December 31, 1999 and 1998:

                                                  1999                 1998
                                              -------------        -------------
        Investment in NSI DC Trust                 $306,761             $246,126
                                              =============        =============

The nonparticipant-directed portion of the investment in the NSI DC Trust is invested in the NSI Stock Fund.

The change in the nonparticipant-directed net assets available for benefits is as follows for the year ended December 31, 1999:

        Contributions--employer, net of forfeitures                    $120,508
        Net loss from investment                                        (59,631)
        Net loan activity and other                                       5,168
        Benefits paid to participants                                    (5,410)
                                                                   -------------
            Net increase                                               $ 60,635
                                                                   =============